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SEC FILE NUMBER
033-07106-A

CUSIP NUMBER
638910 30 7

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2005

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
NATURADE, INC.

Full Name of Registrant
N/A

Former Name if Applicable

14370 Myford Road

Address of Principal Executive Office (Street and Number)
Irvine, CA 92606

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Due to the complex nature of the accounting for the Registrant’s acquisition of Ageless Foundation, Inc., Symco, Inc. and Symbiotics, Inc. and its recent recapitalization, the Registrant requires additional time to complete the financial statements required by the Registrant’s Annual Report on Form 10-K (the “Form 10-K”). As a result, the Registrant will not be able to timely file the Form 10-K without unreasonable effort and expense.

The Registrant anticipates it will be able to file the Form 10-K within the extension period permitted by this filing.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Stephen M. Kasprisin	(714)	573-4800
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
Yes ☐ No ☒

Registrant’s Current Report on Form 8-K/A filed with the Securities and Exchange Commission (“SEC”) on February 28, 2006 amending Item 9.01 of Registrant’s Current Report on Form 8-K filed with the SEC on August 3, 2005.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

NATURADE, INC.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 31, 2006	By	/s/ Stephen M. Kasprisin

Stephen M. Kasprisin
Chief Financial Officer

PART IV — OTHER INFORMATION
(3)	Explanation of Significant Changes in Operating Results Fiscal 2005 versus Fiscal 2004
     Except for the historical information contained herein, the matters addressed in this Notification of Late Filing on Form 12b-25 (“Form 12b-25”) contain statements which constitute “forward-looking statements,” including whether the Annual Report on Form 10-K can be filed within the extension period permitted by this filing and the anticipated financial results discussed below. Forward-looking statements may be identified by the use of the words “anticipates,” “expects,” “intends,” “plans,” and variations or similar expressions. These forward-looking statements are subject to a variety of risks and uncertainties many of which are beyond our control, which could cause actual results to differ materially from those anticipated by us. In addition, the information set forth in the reports we file from time to time with the SEC describe certain additional risks and uncertainties that could cause actual results to vary materially from the future results covered in such forward-looking statements. You should not place undue reliance on any of these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this Form 12b-25 or to reflect the occurrence of unexpected events.
Net Sales
     Net sales for 2005 decreased $1,385,395 or 9.8%, to $12,756,086 from $14,141,481 for 2004. The decrease in net sales is due principally to declines at retail, principally in the mass market, for the Registrant’s core protein powders which decreased $1,776,090. This decline can be attributed to the lack of capital to support the brands at retail coupled with a general softness in the market for protein powders and a general decline in the grocery sector. In addition, the Registrant sold its Aloe Vera line of products in November 2004, which totaled $1,394,080, in 2004, and the Registrant discontinued its ready-to-drink line, which accounted for $394,356 in 2004, in mid 2004 due to slow turns at retail. The decreases were partially offset by sales of the Ageless Foundation, Inc. (“Ageless) and Symbiotics, Inc. and Symco, Inc. (together, “Symco”) brands totaling $2,073,806 which were acquired in August 2005.
Gross Profit
     Gross profit for 2005 decreased 1.4% to $6,250,649 from $6,338,679 for 2004. The decrease is principally a result of lower sales for the period. Gross profit, as a percentage of sales increased from 44.8% of net sales in 2004 to 49.0 percent of net sales in 2005, due to higher margins related to ReVivex™ products which carry an average gross margin of 51% and Symco products which carry an average gross margin of 60% compared to the average gross margin for other Registrant products of 48%.
Operating Costs and Expenses
     Operating costs and expenses for 2005 increased $1,205,815 to $8,422,745, or 66.0% of net sales, from $7,216,930, or 51.0% of net sales, for 2004. Operating expense for the period include a non-cash charge of $392,579 in amortization of intangible assets acquired in acquisitions and one time transaction and transition costs of $478,000 related to the recapitalization. In addition, the Registrant purchased consumer advertising totaling $392,500 during the period related to promoting consumer awareness for its ReVivex brand. Without these one-time and non-cash expenses, operating costs would have been 56.1% of net sales for the period.
Interest Expense
     Interest expense for 2005 increased $1,264,309 to $1,569,574 from $305,265 compared to the same period in 2004 principally due to amortization of deferred financing fees and debt discounts of $1,069,666 in 2005 related to the recapitalization of the Registrant coupled with the acquisitions of Symco and Ageless. In addition, increased borrowings on the Loan Agreement with related parties, coupled with increased average borrowings partially offset by lower average interest rates on the Registrant’s credit facility during 2005 resulted in an increase of $194,643 in interest expense during the period.
Net Income (Loss)
     Net loss for 2005 was $3,748,255 as compared to a net income of $368,474 for 2004. The decrease is principally a result of the decline in revenues during the period resulting in an increased operating loss of $1,293,845, the one-time gain on sale of the Aloe Vera brand in 2004 of $1,055,647 and the one-time gain on retirement of warrant of $500,000 in 2004 coupled with amortization of intangibles from acquired companies in 2005 of $392,579 and the amortization of deferred financing fees included in interest expense of $1,069,666. As a result, net loss per share increased to $0.09 per share in 2005 from $0.00 per share in 2004.